SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

(Name of Filing Persons-(Offeror))

Icon Acquisition Holdings LLC

GTD Acquisitions LLC

RT-ICON Holdings LLC

RTM-ICON Holdings LLC

Rizvi Traverse Management, LLC

Hugh M. Hefner

Scott N. Flanders

(Name of Filing Persons-(Other Persons))

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Icon Acquisition Holdings, L.P.

c/o Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

Attention: Hugh M. Hefner

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Sands, Esq.

John D. Tishler, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Facsimile: (858) 523-6705

Robert Knauss, Esq. Brett Rodda, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 Telephone: (213) 683-9100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$147,853,698	$17,166

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Playboy Enterprises, Inc., a Delaware corporation, at a purchase price of $6.15 per share, net to the seller in cash, other than shares of Common Stock being contributed to Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings, L.P. (“Purchaser”). As of January 21, 2011, there were 33,747,759 shares of Common Stock outstanding, of which 11,361,257 are being contributed to Sub and Purchaser. As a result, this calculation assumes the purchase of 22,386,502 shares of Common Stock. The transaction value also includes (a) the offer price of $6.15 multiplied by 335,596, the estimated number of restricted stock unit awards that are currently outstanding and (b) the product of (i) the excess, if any, of the offer price of $6.15 over the per-share exercise price of options to purchase shares of Class B Common Stock that are currently outstanding and (ii) 2,236,908, the estimated number of shares of Class B Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Form or Registration No.:
Filing Party:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) is filed by Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”) and Icon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Sub”). The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company. RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company, are the limited partners of Purchaser and the members of Icon Acquisition Holdings LLC. Mr. Hugh M. Hefner controls GTD Acquisitions LLC. RTM-ICON Holdings LLC is the manager of RT-ICON Holdings LLC and is a wholly owned subsidiary of Rizvi Traverse Management LLC. Mr. Scott N. Flanders, the chief executive officer of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), is contributing his Playboy shares (as defined below) to Purchaser. This Schedule TO relates to the offer by Sub to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Playboy shares”), of Playboy, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2011, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the “Letter of Transmittal,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically contained herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Playboy” is herein incorporated by reference.

(b) Securities. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“The Offer—Section 6. Price Range of Shares; Dividends”

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends” is herein incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“The Offer—Section 8. Certain Information Concerning Purchaser and Sub”

“Schedule I—Information Concerning Directors and Executive Officers of the Purchaser Group”

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“The Offer—Section 1. Terms of the Offer”

“The Offer—Section 2. Acceptance for Payment and Payment for Shares”

“The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”

“The Offer—Section 4. Withdrawal Rights”

“The Offer—Section 5. Material United States Federal Income Tax Consequences”

“The Offer—Section 10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”

“The Offer—Section 12. Certain Conditions of the Offer”

“The Offer—Section 13. Certain Legal Matters; Regulatory Approvals”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 9. Related Party Transactions”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purpose. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 5. Effects of the Offer”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

“The Offer—Section 9. Source and Amount of Funds”

“The Offer—Section 10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”

“The Offer—Section 11. Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“The Offer—Section 9. Source and Amount of Funds”

(b) Conditions. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary of Term Sheet”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“The Offer—Section 9. Source and Amount of Funds”

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“The Offer—Section 9. Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares”

“Schedule II—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares”

“Schedule II—Security Ownership of Certain Beneficial Owners and Management”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchaser under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Recommendation by the Special Committee and the Playboy Board of Directors”

“The Offer—Section 14. Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

“Special Factors—Section 9. Related Party Transactions”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

“The Offer—Section 10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”

“The Offer—Section 13. Certain Legal Matters; Regulatory Approvals”

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is herein incorporated by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011.

(a)(1)(ii)	Letter of Transmittal (Class A common stock).

(a)(1)(iii)	Letter of Transmittal (Class B common stock).

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011.

(a)(1)(viii)	Press Release issued by Playboy Enterprises, Inc. dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011, which is incorporated by reference herein.

(a)(5)(i)	Letter to employees of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

Exhibit No.	Description

(a)(5)(ii)	Letter to licensees, business partners and vendors of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(b)(1)	Debt Commitment Letter, dated as of January 9, 2011, by and between Jeffries Funding, Inc. and Icon Acquisition Holdings, L.P.

(d)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Playboy Enterprises, Inc. on January 11, 2011).

(d)(2)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings LLC and Icon Acquisition Holdings, L.P.

(d)(3)

Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P.

Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Playboy Enterprises, Inc., on January 11, 2011).

(d)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.

(d)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott N. Flanders.

(d)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto.

(d)(7)	Employment Agreement, dated as of January 9, 2011, by and between Scott N. Flanders and Icon Merger Sub, Inc.

(d)(8)	Memorandum of Understanding – License of Name and Likeness Rights, Key Material Terms dated as of January 9, 2011 by and between Hugh M. Hefner and Rizvi Traverse Management, LLC.

(d)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(10)	Amendment to Confidentiality, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the
Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Dividends. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“The Offer—Section 6. Price Range of Shares; Dividends”

“The Offer—Section 11. Dividends and Distributions”

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under “Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares” is herein incorporated by reference.

Item 4.	Terms of the Transaction.

(c) Different Terms. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

“Schedule III—Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

“The Offer—Section 6. Price Range of Shares; Dividends”

“The Offer—Section 11. Dividends and Distributions”

Item 6.	Purposes of the Transaction and Plans or Proposal.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

(c)(8) Plans. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 5. Effects of the Offer”

“The Offer—Section 10. Certain Effects of the offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

(b) Alternatives. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

(c) Reasons. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

(d) Effects. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Effects of the Offer”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 7. Appraisal Rights; Rule 13e-3”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

“The Offer—Section 5. Material United States Federal Income Tax Consequences”

“The Offer—Section 10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations”

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Recommendation by the Special Committee and the Playboy Board of Directors”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

(b) Factors. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Recommendation by the Special Committee and the Playboy Board of Directors”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“The Offer—Section 7. Certain Information Concerning Playboy”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 5. Effects of the Offer”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“The Offer—Section 12. Certain Conditions of the Offer”

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Recommendation by the Special Committee and the Playboy Board of Directors”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“The Offer—Section 7. Certain Information Concerning Playboy”

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Recommendation by the Special Committee and the Playboy Board of Directors”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

(f) Other Offers. Information set forth in the Offer to Purchase under the heading “Special Factors—Section 1. Background,” is herein incorporated by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“The Offer—Section 7. Certain Information Concerning Playboy”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at Playboy’s principal executive offices located at 680 North Lake Shore Drive, Chicago, IL 60611, during regular business hours, by any interested stockholder of Playboy or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

Item 10.	Source and Amounts of Funds or Other Consideration.

(c) Expenses. The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” is herein incorporated by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger”

“Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee”

“Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares”

“Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger”

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following headings is herein incorporated by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 3. The Recommendation of the Special Committee and the Playboy Board of Directors”

“Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger”

“Special Factors—Section 8. Transactions and Arrangements Concerning Playboy Shares”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Playboy” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 16.	Exhibits.

Exhibit No.	Description

(c)(1)	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(2)	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors of the Company (incorporated by reference to Exhibit (c)(2) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(3)	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(4)	Presentation, dated November 2, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(4) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(5)	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(5) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(6)	Presentation, dated December 9, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(6) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(7)	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors (incorporated by reference to Exhibit (c)(7) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2011

Icon Acquisition Holdings, L.P.

By:	Icon Acquisition Holdings LLC, its General Partner

By:	/s/ Hugh M. Hefner
Name:	Hugh M. Hefner
Title:	President

Icon Merger Sub, Inc.

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: President

Icon Acquisition Holdings LLC

By:	GTD Acquisition Holdings LLC, its Managing Member

By:	/s/ Hugh M. Hefner
Name:	Hugh M. Hefner
Title:	Sole Member

By:	RT-ICON Holdings LLC, its Managing Member

By:	/s/ Bernhard L. Kohn, III
Name:	Bernhard L. Kohn, III
Title:	Secretary and Treasurer

GTD Acquisition Holdings LLC

By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: Sole Member

RT-ICON Holdings LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

RTM-ICON Holdings LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III Title: Secretary and Treasurer

Rizvi Traverse Management LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Managing Director and Partner

/s/ Hugh M. Hefner
Hugh M. Hefner, an individual

/s/ Scott N. Flanders
Scott N. Flanders, an individual

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011.

(a)(1)(ii)	Letter of Transmittal (Class A common stock).

(a)(1)(iii)	Letter of Transmittal (Class B common stock).

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011.

(a)(1)(viii)	Press Release issued by Playboy Enterprises, Inc. dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011, which is incorporated by reference herein.

(a)(5)(i)	Letter to employees of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(5)(ii)	Letter to licensees, business partners and vendors of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(b)(1)	Debt Commitment Letter, dated as of January 9, 2011, by and between Jeffries Funding, Inc. and Icon Acquisition Holdings, L.P.

(c)(1)	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(2)	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors of the Company (incorporated by reference to Exhibit (c)(2) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(3)	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(4)	Presentation, dated November 2, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(4) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(5)	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(5) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(6)	Presentation, dated December 9, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(6) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(7)	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors (incorporated by reference to Exhibit (c)(7) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Playboy Enterprises, Inc. on January 11, 2011).

(d)(2)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings LLC and Icon Acquisition Holdings, L.P.

(d)(3)

Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P.

Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Playboy Enterprises, Inc., on January 11, 2011).

(d)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.

(d)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott N. Flanders.

(d)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto.

(d)(7)	Employment Agreement, dated as of January 9, 2011, by and between Scott N. Flanders and Icon Merger Sub, Inc.

(d)(8)	Memorandum of Understanding – License of Name and Likeness Rights, Key Material Terms dated as of January 9, 2011 by and between Hugh M. Hefner and Rizvi Traverse Management, LLC.

(d)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(10)	Amendment to Confidentiality, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.